September 28, 2007

Kenju Osako, Chairman
Aspire Japan, Inc.
4695 Macarthur Court - 11th Floor
Newport Beach, CA 92660

 RE: **Aspire Japan, Inc. ("the company")**
   Amendment No. 4 to Registration Statement
   on Form SB-2
   Filed August 30, 2007
   File No. 333-143758

Dear Mr. Osako:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"If it is determined that the shares issued to our shareholders in April 2007 may require a rescission offer…", page 4

1. We reissue our comment under this heading in the letter dated August 29, 2007. You refer here to "a potential liability of $275,000 based on the possible rescission of 275,000 shares"; however, the disclosure on page II-3 of Item 26. "Recent Sales…" states that 435,000 shares were issued, for a total of $435,000. (emphasis added). Please revise as appropriate to make the disclosure consistent.

Revenue Streams, page 15

2. We cannot locate where our comment #5 from the August 22, 2007 letter was complied with and therefore reissue the comment. With respect to your statement, "[W]e will manage all the logistics of shipping from the USA to Japan

and <u>will be responsible for all customs, tariffs and other issues that may arise from shipping consumer goods from the USA to Japan.</u>" (emphasis added). Please fully address this added expense, as it would appear that it could be a significant cost to the company.

Financial Statements

General

3. Please provide a current accountant's consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

Notes to Financial Statements

Note 5 – Commitments and Contingencies, F-10

4. We note your disclosures on page 18 regarding a potential liability of $435,000 related to a potential rescission offer. Disclose how you considered SFAS 5 relating to the recognition of this potential liability.

Form 10-QSB/A for the Quarter Ended April 30, 2007 filed August 30, 2007

Item 3. Controls and Procedures, page 13

5. We note your revised disclosures in response to our prior comment 11. Your revised disclosure concluded the effectiveness of the disclosure controls and procedures as of April 1, 2007 instead of April 30, 2007. Please confirm that in future filings, you will revise your disclosures to conclude the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-B. For example: For the quarterly period ended July 31, 2007, the effectiveness of the disclosure controls and procedures should be as of July 31, 2007.

Part II.

Item 26. Recent Sales of Unregistered Securities, page II-3

6. We reiterate our comment under this heading from our August 29, 2007 letter. Please include in this section the thrust of counsel's response #12 from its August 27, 2007 faxed letter.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Raj Rajan at (202) 551-3388 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg E. Jaclin, Esq.
    via fax (732) 577-1188